BRADFORD RODGERS
SVP and Senior Counsel
Writer's Direct Number: (205) 268-1113
Facsimile Number: (205) 268-3597
Toll-Free Number: (800) 627-0220
E-mail: brad.rodgers@protective.com
April 12, 2024
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Protective Life Insurance Company
Initial Registration Statement on Form S-1
For Market Defender Annuity Contracts
Dear Commissioners:
Protective Life Insurance Company (“Protective Life”) is transmitting the above-captioned Registration Statement on Form S-1 for filing with the Securities and Exchange Commission. This Registration Statement relates to certain limited flexible premium deferred index-linked annuity contracts (the “Contracts”) issued by Protective Life and contains all exhibits and other required information. The Registration Statement is being filed with the Commission since the prior registration statement for the Contracts would otherwise have been in use for three or more years which is not permitted under Rule 415 of the Securities Act of 1933 (the “1933 Act”).

The Registration Statement does not reflect any changes to the terms of the Contracts or any material changes to disclosure relating to the Contracts. The Registration Statement has been marked to show all changes made since Post-Effective Amendment No. 5 to the Registration Statement on Form S-1, which was filed on April 13, 2023 (333-255192). Protective Life represents that the materiality of the changes from Post-Effective Amendment No. 5 is consistent with the materiality of changes that would otherwise qualify for filing under paragraph (b) of Rule 485 under the 1933 Act if Form S-1 registration statements were eligible for filing under Rule 485.
We are also submitting requests from Protective Life, the issuer, and Investment Distributors, Inc., the principal underwriter, that the effectiveness of this Registration Statement be accelerated to May 1, 2024 or a date as soon as practicable thereafter.

If you have any questions or comments about this filing, please contact the undersigned at (205) 268-1113 or our counsel Thomas Bisset at (202) 383-0118.
Very truly yours,
/s/ Bradford Rodgers
Bradford Rodgers
SVP and Senior Counsel

cc:	Thomas Bisset, Esq.